Exhibit 99.1

Genetic Technologies Secures US and ANZ Distribution Rights for PREDICTIX

Melbourne, Australia, 1 December 2020: Molecular diagnostics company Genetic Technologies Ltd (ASX: GTG; NASDAQ: GENE, the ‘Company’), announced today that they have entered into a three-year partnership agreement with mental health company, Taliaz, for the distribution rights of their PREDICTIX products in Australia, New Zealand and the USA (“Agreement”).

Key Highlights

●	Expands GTG’s product offering and establishes the mental health vertical through distribution partnership agreement harnessing PREDICTIX, Taliaz’s CE-registered, genomic-based, AI driven antidepressant selection technology that can improve today’s antidepressant prescribing accuracy by 47%[4]

●	Potential to address the growing economic burden associated with diagnosing and treating depressive disorders in Australia, New Zealand and the USA

●	Continues GTG’s progress towards offering a highly comprehensive suite of polygenic risk assessment tests and represents GTGs first foray into pharmacogenomics*

●	Under the terms of the binding agreement, Taliaz will grant GTG:

○	Exclusive distribution to their PREDICTIX products within Australia and New Zealand for a period of three years

○	Non-exclusive distribution rights within the United States for a period of three years

The Agreement will support GTG to expand its product offering and establish the mental health vertical by harnessing PREDICTIX, Taliaz’s pioneering decision-support and management platform to optimize patient treatment for mental health disorders. Starting in the field of depression, this genomic-based, Artificial Intelligence (AI) driven antidepressant selection technology, marks GTG’s first foray into pharmacogenomics1.

George Muchnicki, GTG’s Interim CEO stated: ‘We are incredibly pleased to have partnered with Taliaz to bring their predictive and personalized mental health product to Australia and New Zealand. GTG are at the forefront of providing personalized and predictive products to empower patients to make informed decisions about their health. This distribution agreement is our first external product partnership and our first product within the mental health vertical. Mental health has remained at the forefront of media discussions and government initiatives within Australia, New Zealand and globally due to the ongoing social and economic impact and given the impact from the current global pandemic. We look forward to working closely with the Taliaz team to deliver their product into these markets at this critical time.”

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

The execution of the Agreement is reliant on product regulatory clearance by the Therapeutic Goods Administration (TGA) in Australia and Food and Drug Administration (FDA) in the USA. Once cleared, GTG has committed to providing a minimum distribution of 8,000 tests over the initial three-year term with an associated minimum cost to GTG of $200,000 over the term, inclusive of licencing fees and a percentage based fee per test paid to Taliaz. Subject to the regulatory clearance process, GTG anticipates that PREDICTIX will be made available for sale and distribution in Australia and New Zealand in Q3 FY21 on GTG’s existing Consumer Initiated Testing (CIT) platform, with end-customer pricing to be determined but anticipated to be in line with existing GTG product pricing.

PREDICTIX, developed by the private Israeli company, Taliaz, addresses the growing burden on society from depression, with 1 in 10 Americans2 and 1 in 8 Australians3 prescribed antidepressants per year. PREDICTIX enables a more accurate and rapid treatment plan for patients suffering from depression, reducing treatment costs and the overall associated economic burden.

PREDICTIX is an algorithmic-based decision support tool that can improve today’s antidepressant prescribing accuracy by 47%4. Combining DNA testing with AI, PREDICTIX empowers doctors to improve the assessment, treatment, and management of mental health disorders.

The PREDICTIX technology uses AI to analyse multiple data streams, including patients’ genomic, clinical history and demographic background, providing doctors with a personalized patient report. The report ranks the statistical efficacy and potential side effects of various antidepressant medication based on each patient’s genetic makeup and health record. This helps doctors optimize prescribing decisions for patients diagnosed with depressive disorder, where there is currently a long and painful trial and error period. PREDICTIX is CE-registered and commercially available in the UK, France and Israel, with the process underway for TGA approval.

Dekel Taliaz, CEO and Co-founder of Taliaz said, “We are excited to partner with Genetic Technologies, world-leaders in the genetic risk assessment space. This new partnership will support rapid commercialization of PREDICTIX to help more depression sufferers in Australia, New Zealand and the USA, while adding a complementary and advanced mental health solution to GTG’s growing suite of DNA tests.”

The Agreement strengthens GTG’s mission in creating a suite of tests to enable a holistic and predictive health assessment for patients, which can be adjusted to address the individual patient risks and needs. Establishing the first product within the mental health and pharmacogenetic space continues GTG’s progress towards being able to offer a highly comprehensive suite of polygenic risk assessment tests via GTG’s CIT platform and additional sales and marketing avenues as these are progressed.

This announcement was approved by the Board of Directors of Genetic Technologies Limited.

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

Taliaz Contact

Marketing Manager

Viki Gronau

Taliaz

M: +972-54-258-7278

E: viki@taliazhealth.com

About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

About Taliaz

Taliaz is revolutionizing the treatment and management of mental health disorders with PREDICTIX. PREDICTIX is a CE-registered product that provides an advanced decision support software for psychiatrists and general practitioners. Harnessing artificial intelligence, PREDICTIX can enable easy, effective and rapid patient assessment, improved prescribing precision and management for a wide range of mental health conditions. Starting in the field of depression, the PREDICTIX Genetics and PREDICTIX Digital products can improve today’s prescribing accuracy by up to 47%4.

For more information, please visit predictix.ai.

1.	Pharmacogenomics is the study of how genes affect a person’s response to drugs. This relatively new field combines pharmacology (the science of drugs) and genomics (the study of genes and their functions) to develop effective, safe medications and doses that will be tailored to a person’s genetic makeup.
2.	Source: https://www.health.harvard.edu/blog/astounding-increase-in-antidepressant-use-by-americans-201110203624
3.

Source: https://www.psychwatchaustralia.com/post/1-in-8-over-3-million-australians-are-on-antidepressants-why-is-the-lucky-country-so-miserable#:~:text=In%20the%202018%20financial%20year,SSRIs%20for%20depression%20or%20anxiety.&text=As%20shown%20in%20Table%201,antidepressant%2C%20in%202017%2D18.

4.	Based on a retrospective analysis of STAR*D study medications versus current clinician treatment selection prescribing accuracy (Chekroud et al., 2016). STAR*D is one of the world’s largest prospective studies for optimal antidepressant administration.

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000